Unaudited Condensed Consolidated Interim Financial Statements

(In US dollars)

HUDBAY MINERALS INC.

For the three and six months ended June 30, 2021 and 2020

HUDBAY MINERALS INC. Condensed Consolidated Interim Balance Sheets (Unaudited and in thousands of US dollars)

		Jun. 30,	Dec. 31,
	Note	2021	2020
Assets
Current assets
Cash		$294,287	$439,135
Trade and other receivables	6	164,939	141,199
Inventories	7	154,750	143,105
Prepaid expenses and other current assets		10,758	16,717
Other financial assets	8	18,498	3,073
Taxes receivable		12,843	12,446
		656,075	755,675
Receivables	6	16,383	18,568
Inventories	7	25,539	22,006
Other financial assets	8	11,117	15,669
Intangibles and other assets	9	20,882	21,173
Property, plant and equipment	10	3,735,548	3,731,655
Deferred tax assets	17b	122,283	101,899
		$4,587,827	$4,666,645
Liabilities
Current liabilities
Trade and other payables		$210,493	$233,147
Taxes payable		9,525	2,701
Other liabilities	11	49,977	51,971
Other financial liabilities	12	53,831	24,713
Lease liabilities	13	30,223	33,473
Deferred revenue	15	82,227	102,782
		436,276	448,787
Other financial liabilities	12	153,835	194,378
Lease liabilities	13	37,617	30,041
Long-term debt	14	1,181,195	1,135,675
Deferred revenue	15	459,604	443,902
Provisions	16	271,532	331,799
Pension obligations		19,464	23,316
Other employee benefits		123,877	129,508
Deferred tax liabilities	17b	245,503	229,433
		2,928,903	2,966,839
Equity
Share capital	18b	1,778,478	1,777,340
Reserves		(633)	(24,200)
Retained earnings		(118,921)	(53,334)
		1,658,924	1,699,806
		$4,587,827	$4,666,645
Commitments (note 21)

HUDBAY MINERALS INC. Condensed Consolidated Interim Income Statements (Unaudited and in thousands of US dollars)

	Note	Three months ended June 30,		Six months ended June 30,
		2021	2020	2021	2020
Revenue	5a	$404,242	$208,913	$717,866	$454,020
Cost of sales
Mine operating costs		222,755	140,760	401,186	321,419
Depreciation and amortization	5b	99,305	80,807	181,987	167,246
		322,060	221,567	583,173	488,665
Gross profit (loss)		82,182	(12,654)	134,693	(34,645)
Selling and administrative expenses		10,055	10,713	19,999	15,816
Exploration and evaluation expenses		12,571	2,192	19,624	7,965
Other expenses (income)	5d	1,026	1,276	(2,321)	6,768
Results from operating activities		58,530	(26,835)	97,391	(65,194)
Net interest expense on long term debt	5e	17,305	19,729	38,538	39,364
Accretion on streaming arrangements	5e	10,536	15,732	26,064	32,031
Change in fair value of financial instruments	5e	8,566	4,656	47,573	10,900
Other net finance costs	5e	7,304	7,652	39,989	8,567
Net finance expense		43,711	47,769	152,164	90,862
Profit (loss) before tax		14,819	(74,604)	(54,773)	(156,056)
Tax expense (recovery)	17a	18,214	(22,703)	8,724	(28,021)
Loss for the period		$(3,395)	$(51,901)	$(63,497)	$(128,035)

Loss per share
Basic and Diluted		$(0.01)	$(0.20)	$(0.24)	$(0.49)

Weighted average number of common shares outstanding:
Basic and Diluted	19	261,452,295	261,272,151	261,387,047	261,272,151

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Cash Flows (Unaudited and in thousands of US dollars)

	Note	Three months ended June 30,		Six months ended June 30,
		2021	2020	2021	2020
Cash generated from operating activities:
Loss for the period		$(3,395)	$(51,901)	$(63,497)	$(128,035)
Tax expense (recovery)	17a	18,214	(22,703)	8,724	(28,021)
Items not affecting cash:
Depreciation and amortization	5b	99,787	81,230	182,949	168,087
Share-based compensation	5c	2,301	3,597	4,087	885
Net interest expense on long term debt	5e	17,305	19,729	38,538	39,364
Accretion on streaming arrangements	5e	10,536	15,732	26,064	32,031
Change in fair value of financial instruments	5e	8,566	4,656	47,573	10,900
Other net finance costs	5e	7,304	7,652	39,989	8,567
Inventory (recovery) write-down	7	(723)	(8,154)	(1,446)	2,221
Amortization of deferred revenue and variable consideration	5a	(17,105)	(13,904)	(32,331)	(23,664)
Pension and other employee benefit payments, net of accruals		1,770	1,750	4,411	3,934
Decommissioning and restoration payments	16	(5,304)	(3,193)	(9,941)	(6,129)
Other	22a	(858)	(1,650)	(11,668)	(2,679)
Taxes paid		(5,612)	(3,384)	(10,013)	(6,052)
Operating cash flow before change in non-cash working capital		132,786	29,457	223,439	71,409
Change in non-cash working capital	22b	(36,408)	1,911	(75,267)	(30,954)
		96,378	31,368	148,172	40,455
Cash used in investing activities:
Acquisition of property, plant and equipment		(100,555)	(47,751)	(183,505)	(98,836)
Proceeds from disposal of investments		1,081	-	1,081	-
Interest received		225	342	663	1,480
		(99,249)	(47,409)	(181,761)	(97,356)
Cash (used)/generated from financing activities:
Issuance of senior unsecured notes, net of transaction costs	14a	(6)	-	591,922	-
Principal repayments	14a	-	-	(600,000)	-
Premium paid on redemption of notes	14a	-	-	(22,878)	-
Interest paid on long-term debt		-	-	(50,835)	(37,375)
Financing costs		(4,144)	(4,441)	(7,730)	(8,177)
Lease payments	13	(8,973)	(8,192)	(18,746)	(17,209)
Gold prepayment proceeds	12	-	115,005	-	115,005
Net proceeds from exercise of stock options		297	-	740	-
Dividends paid	18b	-	-	(2,090)	(1,804)
		(12,826)	102,372	(109,617)	50,440
Effect of movement in exchange rates on cash		(580)	(1,192)	(1,642)	1,451
Net (decrease) increase in cash		(16,277)	85,139	(144,848)	(5,010)
Cash, beginning of the period		310,564	305,997	439,135	396,146
Cash, end of the period		$294,287	$391,136	$294,287	$391,136
For supplemental information, see note 22.

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Comprehensive Loss (Unaudited and in thousands of US dollars)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Loss for the period	$(3,395)	$(51,901)	$(63,497)	$(128,035)

Other comprehensive income (loss):
Item that will be reclassified subsequently to profit or loss:
Recognized directly in equity:
Net gain (loss) on translation of foreign currency balances	4,390	9,534	7,852	(10,586)
	4,390	9,534	7,852	(10,586)

Items that will not be reclassified subsequently to profit or loss:
Recognized directly in equity:
Gold prepayment revaluation (note 20a)	(637)	(480)	(2,184)	(480)
Tax effect (note 17c)	171	129	587	129
Remeasurement - actuarial (loss) gain	(2,481)	(31,594)	18,068	(98)
Tax effect (note 17c)	(164)	1,940	(1,273)	(1,344)
	(3,111)	(30,005)	15,198	(1,793)

Other comprehensive income (loss) net of tax, for the period	1,279	(20,471)	23,050	(12,379)
Total comprehensive loss for the period	$(2,116)	$(72,372)	$(40,447)	$(140,414)

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Changes in Equity (Unaudited and in thousands of US dollars)

	Share capital (note 18)	Other capital reserves	Foreign currency translation reserve	Remeasurement reserve	Retained earnings	Total equity
Balance, January 1, 2020	$1,777,340	$54,815	$(2,599)	$(76,466)	$95,033	$1,848,123
Loss	-	-	-	-	(128,035)	(128,035)
Other comprehensive loss	-	-	(10,586)	(1,793)	-	(12,379)
Total comprehensive loss	-	-	(10,586)	(1,793)	(128,035)	(140,414)
Contributions by and distributions to owners:
Dividends (note 18b)	-	-	-	-	(1,804)	(1,804)
Stock options (note 5c)	-	398				398
Total contributions by and distributions to owners	-	398	-	-	(1,804)	(1,406)
Balance, June 30, 2020	$1,777,340	$55,213	$(13,185)	$(78,259)	$(34,806)	$1,706,303
Loss	-	-	-	-	(16,549)	(16,549)
Other comprehensive income (loss)	-	-	14,756	(3,449)	-	11,307
Total comprehensive income (loss)	-	-	14,756	(3,449)	(16,549)	(5,242)
Contributions by and distributions to owners:
Dividends	-	-	-	-	(1,979)	(1,979)
Stock options (note 5c)	-	724	-	-	-	724
Total contributions by and distributions to owners	-	724	-	-	(1,979)	(1,255)
Balance, December 31, 2020	$1,777,340	$55,937	$1,571	$(81,708)	$(53,334)	$1,699,806

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Changes in Equity (Unaudited and in thousands of US dollars)

	Share capital (note 18)	Other capital reserves	Foreign currency translation reserve	Remeasurement reserve	Retained earnings	Total equity
Balance, January 1, 2021	$1,777,340	$55,937	$1,571	$(81,708)	$(53,334)	$1,699,806
Loss	-	-	-	-	(63,497)	(63,497)
Other comprehensive income	-	-	7,852	15,198	-	23,050
Total comprehensive income (loss)	-	-	7,852	15,198	(63,497)	(40,447)
Contributions by and distributions to owners:
Dividends (note 18b)	-	-	-	-	(2,090)	(2,090)
Stock options	-	915	-	-	-	915
Transfer to share capital related to stock options redeemed	398	(398)	-	-	-	-
Issuance of shares related to stock options redeemed	740	-	-	-	-	740
Total contributions by and distributions to owners	1,138	517	-	-	(2,090)	(435)
Balance, June 30, 2021	$1,778,478	$56,454	$9,423	$(66,510)	$(118,921)	$1,658,924

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2021 and 2020

1. Reporting entity

On January 1, 2017, Hudbay Minerals Inc. amalgamated under the Canada Business Corporations Act with its subsidiaries Hudson Bay Mining and Smelting Co., Limited and Hudson Bay Exploration and Development Company Limited to form Hudbay Minerals Inc. ("HMI" or the "Company"). The address of the Company's principal executive office is 25 York Street, Suite 800, Toronto, Ontario. The unaudited condensed consolidated interim financial statements ("interim financial statements") of the Company for the three and six months ended June 30, 2021 and 2020 represent the financial position and the financial performance of the Company and its subsidiaries (together referred to as "Hudbay").

Wholly owned subsidiaries as at June 30, 2021 and 2020 include HudBay Marketing & Sales Inc. ("HMS"), HudBay Peru Inc., HudBay Peru S.A.C. ("Hudbay Peru"), HudBay (BVI) Inc., Hudbay Arizona Inc, Rosemont Copper Company ("Rosemont") and Mason Resources (US) Inc. ("Mason").

Hudbay is an integrated mining company primarily producing copper concentrate (containing copper, gold and silver), molybdenum concentrate and zinc metal. With assets in North and South America, Hudbay is focused on the discovery, production and marketing of base and precious metals. Directly and through its subsidiaries, Hudbay owns three polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru) and copper projects in Arizona and Nevada (United States). Hudbay also has equity investments in a number of junior exploration companies. The Company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima.

2. Basis of preparation

(a)   Statement of compliance:

These interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB") and do not include all of the information required for full annual financial statements by International Financial Reporting Standards ("IFRS").

These interim financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2020 which includes information necessary or useful to understanding the Company's business and financial statement presentation. In particular, the Company's significant accounting policies are presented as note 3 in the audited consolidated financial statements for the year ended December 31, 2020 and have been consistently applied in the preparation of these interim financial statements.

The Board of Directors approved these interim financial statements on August 9, 2021.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2021 and 2020

(b)   COVID-19 estimation uncertainty:

At the end of 2019, a novel strain of coronavirus ("COVID-19") was first reported. The COVID-19 outbreak has developed rapidly in 2020 and into 2021, with a significant number of infections around the world, including regions Hudbay operates in. On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic. Since then, containment measures have resulted in decreased economic activity, which has adversely affected the broader global economy.

The resulting impacts on global commerce have been and continue to be far-reaching. Since the initial outbreak there has been volatility in stock markets, commodities and foreign exchange markets, restrictions on the conduct of business in many jurisdictions and the global movement of people and some goods have become restricted.

The Company has evaluated the potential impacts arising from COVID-19 on all aspects of its business.

(c)   Use of judgements and estimates:

The preparation of the interim financial statements in conformity with IFRS requires Hudbay to make judgements, estimates and assumptions, in applying accounting policies that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements, as well as reported amounts of revenue and expenses during the reporting period. Actual results may differ from these judgements, estimates and assumptions. The interim financial statements reflect the judgements and estimates outlined by Hudbay in its audited consolidated financial statements for the year ended December 31, 2020, except as noted below.

As a result of a new National Instrument 43-101 ("NI 43-101") technical report for the Constancia copper mine in Peru, effective January 1, 2021, which reflects an updated mine plan with a new grade and ore tonnage profile, Hudbay made a change in estimate in Peru for the allocation of mining cost to inventories and depreciation for certain mineral property, property plant and equipment ("PP&E") assets, to reflect the changes in grades following the new NI 43-101 to utilize contained metal in the respective calculations. Please see notes 5b, 7 and 10 for further details on the impact of this change in estimation method.

During the current period, as a result of volatile discount rates and inflation rates, management re-examined the inflation estimate used to calculate the decommissioning, restoration and similar liabilities ("DRO"). It was concluded that the implied difference between the nominal bond yield and the corresponding maturity real return bond yield provides a more accurate estimate of the effective inflation rate. As such, during the current period, the inflation rate estimate used to calculate DRO has been prospectively revised. Please see notes 5d and 16 for further details on the impact of this change in estimation method.

3. Significant accounting policies

These interim financial statements reflect the accounting policies applied by Hudbay in its audited consolidated financial statements for the year ended December 31, 2020 and comparative periods.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2021 and 2020

4. New standards

New standards and interpretations adopted

(a) Amendment to IAS 16 - Property, Plant and Equipment

The amendments to IAS 16 prohibit deducting from the cost of property, plant and equipment the proceeds from selling items produced while bringing the assets to the location and condition necessary for them to be capable of operating in the manner intended by management. Instead, a company will recognize such sales proceeds and related cost in profit or loss. This amendment is in effect January 1, 2022 with early adoption permitted.

Hudbay has early adopted this amendment as of January 1, 2021 with retrospective application only to items of property, plant and equipment that were brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after January 1, 2020. No restatement of prior periods was required on adoption given the comparable periods contained no items would have been impacted by this accounting amendment.

(b) Interest Rate Benchmark Reform - Phase II - Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 6

These amendments require companies to determine if there is a significant change in the basis of determining contractual cash flows as a result of interest rate benchmark reform / IBOR reform. A company will be required to determine if the replacement of an existing interest rate benchmark with an alternative rate benchmark results in contractual cash flows that are significantly different for financial instruments, lease payments, insurance contracts and/or items that use hedge accounting. If IBOR reform result in a transition on an economically equivalent basis with no value transfer having occurred, the changes to the standard allow the contractual cash flow changes to be applied prospectively, similar to a change in a market rate. For Hudbay, these amendments have been in effect since January 1, 2021 and have not resulted in material changes to the interim financial statements.

During the first half of 2021, Hudbay has not entered into any new contracts or contract modifications that are dependent on the LIBOR rate.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2021 and 2020

5. Revenue and expenses

(a) Revenue

Hudbay's revenue by significant product types:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Copper	$250,254	$88,193	$423,939	$227,371
Zinc	77,374	59,020	159,477	122,574
Gold	57,885	44,020	100,077	86,769
Silver	7,227	4,960	13,624	11,034
Molybdenum	7,175	2,332	14,145	11,496
Other	2,604	955	4,163	1,855
	402,519	199,480	715,425	461,099
Non-cash streaming arrangement items [1]
Amortization of deferred revenue - gold	9,224	6,321	14,097	10,456
Amortization of deferred revenue - silver	7,881	7,583	16,617	16,021
Amortization of deferred revenue - variable consideration adjustments - prior periods	-	-	1,617	(2,813)
	17,105	13,904	32,331	23,664
Pricing and volume adjustments [2]	(139)	6,993	(2,712)	(3,583)
	419,485	220,377	745,044	481,180
Treatment and refining charges	(15,243)	(11,464)	(27,178)	(27,160)
	$404,242	$208,913	$717,866	$454,020
[1] See note 15.
[2] Pricing and volume adjustments represent mark-to-market adjustments on initial estimate of provisionally priced sales, realized and unrealized changes to fair value for non-hedge derivative contracts and adjustments to originally invoiced weights and assays.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2021 and 2020

Consideration from the Company's stream agreements is considered variable (note 15). Gold and silver stream revenue can be subject to cumulative adjustments when the amount of precious metals to be delivered under the contract changes. As a result of changes in the Company's mineral reserve and resource estimate in the first quarter of 2021, the amortization rate by which deferred revenue is drawn down into income was adjusted and, as required, a current period catch up adjustment is made for all prior year stream revenues since the stream agreement inception date. This variable consideration adjustment for the six months ended June 30, 2021 resulted in an increase of revenue of $1,617. The variable consideration adjustment for the six months ended June 30, 2020 resulted in a reversal of revenue of $2,813.

In the second quarter of 2021, the Company finalized an amendment with Wheaton Precious Metals ("Wheaton") related to the Peru stream agreement. The result of the amendment was a revision to the Peru gold and silver deferred revenue amortization rates and the related significant financing component. For further details refer to note 15.

(b) Depreciation and amortization

Depreciation of PP&E and amortization of intangible assets are reflected in the interim income statements as follows:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Cost of sales	$99,305	$80,807	$181,987	$167,246
Selling and administrative expenses	482	423	962	841
	$99,787	$81,230	$182,949	$168,087

Effective January 1, 2021, the Company made a change in estimate for certain mineral property PP&E assets recorded in Peru to reflect the changes in grades following the recently published NI 43-101 to utilize contained metal in the depreciation calculation. For the three and six months ended June 30, 2021, depreciation expense is higher by $372 and lower by $515, respectively, compared to the result under the previous depreciation calculation. Since the change is in response to an updated life-of-mine plan it is being treated as a change in estimate and applied prospectively. Please see Note 10 for further details.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2021 and 2020

(c) Share-based compensation expenses

Share-based compensation expenses are reflected in the condensed consolidated interim income statements as follows:

	Cash-settled				Total share- based payment expense
	RSUs	DSUs	PSUs	Stock options
Three months ended June 30, 2021
Cost of sales	$274	$-	$-	$-	$274
Selling and administrative	677	(1)	783	492	1,951
Other expenses	76	-	-	-	76
	$1,027	$(1)	$783	$492	$2,301
Six months ended June 30, 2021
Cost of sales	$458	$-	$-	$-	$458
Selling and administrative	1,350	47	1,211	915	3,523
Other expenses	106	-	-	-	106
	$1,914	$47	$1,211	$915	$4,087
Three months ended June 30, 2020
Cost of sales	$284	$-	$-	$-	$284
Selling and administrative	949	1,598	284	398	3,229
Other expenses	84	-	-	-	84
	$1,317	$1,598	$284	$398	$3,597
Six months ended June 30, 2020
Cost of sales	$68	$-	$-	$-	$68
Selling and administrative	70	65	284	$398	817
Other expenses	-	-	-	-	-
	$138	$65	$284	$398	$885

During the three and six months ended June 30 2021, the Company granted 509,385 stock options (three and six months ended June 30, 2020 - nil and 1,581,385, respectively). For further details on stock options, see note 18c.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2021 and 2020

(d) Other expenses (income)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Regional costs	$940	$895	$1,760	$1,780
Loss (gain) on disposal of property, plant and equipment	7	457	(296)	2,857
Closure cost adjustment - non-producing properties	(525)	199	(5,024)	1,044
Allocation of community costs	508	752	861	1,480
Other	96	(1,027)	378	(393)
	$1,026	$1,276	$(2,321)	$6,768

Due to rising risk-free interest rates during the first half of 2021, discount rates used in the normal course revaluation of the DRO  increased correspondingly, resulting in a reduction in the associated liabilities. For certain closed sites with such reclamation obligations, the revaluation of the corresponding liability is recorded through the income statement, resulting in a gain of $525 and $5,024 for the three and six months ended June 30, 2021.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2021 and 2020

(e) Net finance expense

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Net interest expense on long-term debt
Interest expense on long-term debt	$17,305	$19,729	$38,538	$39,364
Accretion on streaming arrangements (note 15)
Current year additions	10,536	15,732	25,470	31,071
Variable consideration adjustments - prior periods	-	-	594	960
	10,536	15,732	26,064	32,031
Change in fair value of financial assets and liabilities at fair value through profit or loss
Embedded derivatives (note 14)	-	1,200	49,754	4,071
Gold prepayment liability	5,907	7,572	(6,593)	7,572
Investments	2,659	(4,116)	4,412	(743)
	8,566	4,656	47,573	10,900
Other net finance costs
Net foreign exchange loss (gain)	1,735	1,768	3,406	(3,078)
Accretion on community agreements measured at amortized cost	1,042	1,121	1,695	2,242
Unwinding of discounts on provisions	1,166	775	2,027	2,125
Withholding taxes	1,944	2,137	3,967	4,030
Premium paid on redemption of notes (note 14)	-	-	22,878	-
Write-down of unamortized transaction costs (note 14)	-	-	2,480	-
Other finance expense	1,569	2,183	4,051	4,686
Interest income	(152)	(332)	(515)	(1,438)
	7,304	7,652	39,989	8,567
Net finance expense	$43,711	$47,769	$152,164	$90,862

Other finance expense relates primarily to fees on Hudbay's revolving credit facilities and leases.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2021 and 2020

6. Trade and other receivables

	Jun. 30, 2021	Dec. 31, 2020
Current
Trade receivables	$152,071	$107,787
Statutory receivables	10,117	28,445
Other receivables	2,751	4,967
	164,939	141,199
Non-current
Taxes receivable	16,383	16,941
Other receivables	-	1,627
	16,383	18,568
	$181,322	$159,767

7. Inventories

	Jun. 30, 2021	Dec. 31, 2020
Current
Stockpile	$16,599	$13,906
Work in progress	5,500	6,364
Finished goods	72,200	72,923
Materials and supplies	60,451	49,912
	154,750	143,105
Non-current
Stockpile	23,441	16,704
Materials and supplies	2,098	5,302
	25,539	22,006
	$180,289	$165,111

The cost of inventories recognized as an expense, including depreciation, and included in cost of sales amounted to $295,444 and $532,842 for the three and six months ended June 30, 2021 (three and six months ended June 30, 2020 - $187,651 and $416,844).

During the three and six months ended June 30, 2021, Hudbay recognized a recovery of $723 and $1,446 in cost of sales related to adjustments of the carrying value of inventories to net realizable value (three and six months ended June 30, 2020 - a recovery of $8,154 and expense of $2,221). Adjustments to the carrying value of inventories to net realizable value were related to changes in commodity prices.

Effective January 1, 2021, following a new NI 43-101 technical report for Peru, which reflects an updated mine plan with a new grade and ore tonnage profile, the Company changed its method of estimation with respect to applying mining costs to stockpile and finished goods inventory. Prior to this change, mining costs were allocated using tonnes of ore mined. Starting January 1, 2021, Peru mining costs have been allocated to inventories using contained metal, incorporating tonnes of ore mined and expected mined grades. Since the change is in response to an updated life-of-mine plan, it is being treated in accordance with a change in estimate and will be applied prospectively. For the six months ended June 30, 2021, as a result of the change in allocation, stockpile and finished goods inventories have declined and increased by $3,896 and $326, respectively.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2021 and 2020

8. Other financial assets

	Jun. 30, 2021	Dec. 31, 2020
Current
Derivative assets	$18,161	$2,736
Restricted cash	337	337
	18,498	3,073

Non-current
Investments at fair value through profit or loss	11,117	15,669
	$29,615	$18,742

Investments at fair value through profit or loss consist of securities in Canadian metals and mining companies, all of which are publicly traded. The change in investments at fair value through profit or loss is mostly attributed to fluctuations in market price and foreign exchange impact.

9. Intangibles and other assets

Intangibles and other assets of $20,882 (December 31, 2020 - $21,173) includes $15,131 of other assets (December 31, 2020 - $15,764) and $5,751 of intangibles (December 31, 2020 - $5,409).

Other assets represent the carrying value of certain future community costs. The liability remaining for these agreements is recorded in other financial liabilities at amortized cost (note 12). Amortization of the carrying amount is recorded in the condensed consolidated interim income statements within other (income) expenses (note 5d).

Intangibles mainly represent computer software costs.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2021 and 2020

10. Property, plant and equipment

Jun. 30, 2021	Cost	Accumulated depreciation and amortization	Carrying amount
Exploration and evaluation assets	$80,257	$-	$80,257
Capital works in progress	946,027	-	946,027
Mining properties	2,413,219	(1,219,902)	1,193,317
Plant and equipment	2,804,601	(1,380,295)	1,424,306
Plant and equipment-ROU Assets[1]	235,697	(144,056)	91,641
	$6,479,801	$(2,744,253)	$3,735,548

Dec. 31, 2020	Cost	Accumulated depreciation and amortization	Carrying amount
Exploration and evaluation assets	$79,059	$-	$79,059
Capital works in progress	957,162	-	957,162
Mining properties	2,217,461	(1,126,274)	1,091,187
Plant and equipment	2,793,719	(1,271,581)	1,522,138
Plant and equipment - ROU Assets[1]	214,303	(132,194)	82,109
	$6,261,704	$(2,530,049)	$3,731,655
[1] Includes $3,584 of capital works in progress - ROU assets (cost) that relate to the Arizona Business unit (December 31, 2020 - $4,777 related to the Arizona and Manitoba Business units)

For the six months ended June 30, 2021, the increase in property, plant and equipment (cost) of $218,097 was mainly caused by fixed asset and construction in progress asset additions of $219,599 and effects of movements in exchange rates of $56,253, partially offset by decreases in decommissioning and restoration assets of $53,465 (producing assets) mostly as a result of changes in discount rates associated with remeasurement of the liabilities.

Effective January 1, 2021, following a new NI 43-101 technical report for Peru, the Company made a change in estimate for the depreciation calculation of certain mineral property PP&E assets in Peru to utilize contained metal in order to reflect the changes in grades following the recently published NI 43-101.

The change is in response to an updated life-of-mine plan, it is being treated in accordance with a change in estimate and will be applied prospectively. For the three months ended June 30, 2021, depreciation expense is greater by $372 and for the six months ended June 30, 2021 is lower by $515, compared to the result under the previous depreciation calculation.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2021 and 2020

11. Other liabilities

	Jun. 30, 2021	Dec. 31, 2020
Current
Provisions (note 16)	$32,478	$33,675
Pension liability	13,499	13,552
Other employee benefits	3,350	3,154
Unearned revenue	650	1,590
	$49,977	$51,971

12. Other financial liabilities

	Jun. 30, 2021	Dec. 31, 2020
Current
Derivative liabilities	$11,310	$15,312
Gold prepayment liability	34,225	-
Other financial liabilities at amortized cost	8,296	9,401
	53,831	24,713

Non-current
Deferred Rosemont acquisition consideration	26,729	25,961
Gold prepayment liability	98,397	137,031
Other financial liabilities at amortized cost	28,709	31,386
	153,835	194,378
	$207,666	$219,091

The derivative liabilities include derivative and hedging transactions. Derivative liabilities are carried at their fair value with changes in fair value recorded to the condensed consolidated interim income statements. The fair value adjustments for hedging type derivatives are recorded in revenue. Fair value adjustments for embedded derivatives are recorded within net finance expense.

On May 7, 2020, the Company entered into an agreement and received $115,005 in exchange for the delivery of 79,954 gold ounces starting January 2022 and ending in December 2023, which were valued at gold forward curve prices averaging $1,682 per ounce at the time of the transaction. The agreement has been assessed as a financial liability that has been designated as fair value through profit or loss within change in fair value of financial instruments, with a component of the fair value related to the fluctuation in the Company's own credit risk being recorded to other comprehensive income. The fair value adjustment recorded in profit or loss and other comprehensive income for the three and six months ended June 30, 2021 totaled a net loss of $6,544 and net gain of $4,409, respectively (three and six months ended June 30, 2020 - losses of $8,052).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2021 and 2020

Other financial liabilities at amortized cost relate to agreements with communities near the Constancia operation which allow Hudbay to extract minerals over the useful life of the Constancia operation, carry out exploration and evaluation activities in the area and provide Hudbay with community support to operate in the region. The changes in other financial liabilities at amortized cost during the three and six months ended June 30, 2021 primarily relates to the execution of the remaining land user agreements with certain community members, partially offset by disbursements.

The following table summarizes changes in other financial liabilities at amortized cost:

Balance, January 1, 2020	$24,000
Net additions	116,233
Disbursements	(98,375)
Accretion	3,641
Effects of changes in foreign exchange	(4,712)
Balance, December 31, 2020	$40,787
Net additions	19,945
Disbursements	(22,138)
Accretion	1,695
Effects of changes in foreign exchange	(3,284)
Balance, June 30, 2021	$37,005

13. Lease Liability

Balance, January 1, 2020	$81,947
Additional capitalized leases	17,759
Lease payments	(35,980)
Accretion and other movements	(212)
Balance, December 31, 2020	$63,514
Additional capitalized leases	22,681
Lease payments	(18,746)
Accretion and other movements	391
Balance, June 30, 2021	$67,840

	Jun. 30, 2021	Dec. 31, 2020
Current	$30,223	$33,473
Non-current	37,617	30,041
	$67,840	$63,514

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2021 and 2020

Hudbay has entered into leases for its Peru, Manitoba and Arizona business units which expire between 2021 and 2043. The interest rates on leases which were capitalized have interest rates between 1.95% to 5.44%, per annum. The range of interest rates utilized for discounting varies depending mostly on the Hudbay entity acting as lessee and duration of the lease. For certain leases, Hudbay has the option to purchase the equipment and vehicles leased at the end of the terms of the leases. Hudbay's obligations under these leases are secured by the lessor's title to the leased assets. The present value of applicable lease payments has been recognized as an ROU asset, which was included as a non-cash addition to property, plant and equipment, and a corresponding amount as a lease liability.

There are no restrictions placed on Hudbay by entering into these leases.

The following outlines expenses recognized within the Company's condensed consolidated interim income statements for the periods ended June 30, 2021 and June 30, 2020, relating to leases for which a recognition exemption was applied.

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Short-term leases	$7,699	$8,158	$16,238	$20,854
Low value leases	93	44	186	124
Variable leases	7,158	11,835	15,241	22,366
Total	$14,950	$20,037	$31,665	$43,344

Payments made for short term, low value and variable leases would mostly be captured as expenses in the condensed consolidated interim income statements, however, certain amounts may be capitalized to PP&E for the Arizona business unit during its development phase and certain amounts may be reported in inventories given the timing of sales. Variable consideration leases include equipment used for heavy civil works at Constancia.

14. Long-term debt

Long-term debt is comprised of the following:

	Jun. 30, 2021	Dec. 31, 2020
Senior unsecured notes (a)	$1,184,688	$1,139,695
Less: Unamortized transaction costs - revolving credit facilities (b)	(3,493)	(4,020)
	$1,181,195	$1,135,675

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2021 and 2020

(a) Senior unsecured notes

Balance, January 1, 2020	$991,558
Addition to Principal, net of $8,176 transaction costs	591,824
Principal repayments	(400,000)
Change in fair value of embedded derivative (prepayment option)	(47,169)
Write-down of unamortized transaction costs	2,315
Accretion of transaction costs and premiums	1,167
Balance, December 31, 2020	$1,139,695
Addition to Principal, net of $8,078 transaction costs	591,922
Principal repayments	(600,000)
Write-down of fair value of embedded derivative (prepayment option)	49,754
Write-down of unamortized transaction costs	2,480
Accretion of transaction costs and premiums	837
Balance, June 30, 2021	$1,184,688

On March 8, 2021, Hudbay completed an offering of $600,000 aggregate principle amount of 4.50% senior unsecured notes due April 2026 (the "2026 Notes").

Hudbay used the proceeds of the offering, together with available cash on hand, to satisfy and discharge all of its obligations with respect to its then outstanding $600,000 aggregate principal amount of 7.625% senior unsecured notes due 2025 (the "2025 Notes").

The unamortized transaction costs of $2,480 were expensed upon extinguishment of the 2025 Notes. The early redemption of these notes resulted in a charge of $22,878, which was recorded on the condensed consolidated interim income statements (note 5e).

The early redemption of the 2025 Notes reflected the exercise of a prepayment option previously valued at $49,754. As such, the prepayment option has been expensed in the condensed consolidated interim income statements (note 5e).

On September 23, 2020, Hudbay completed an offering of $600,000 aggregate principal amount of 6.125% senior unsecured notes due April 2029 (the "2029 Notes").

Hudbay used the proceeds of the offering to satisfy and discharge all of its obligations with respect to its then outstanding $400,000 aggregate principal amount of 7.25% senior unsecured notes due 2023 (the "2023 Notes").

In 2020, the unamortized transaction costs of $2,315 were expensed upon extinguishment of the 2023 Notes. The early redemption of these notes resulted in a charge of $7,252, which was recorded on the condensed consolidated interim income statements.

As at June 30, 2021, $1,200,000 aggregate principal amount of senior notes were outstanding in two series: (i) a series of 4.50% senior notes due 2026 in an aggregate principal amount of $600,000 and (ii) a series of 6.125% senior notes due 2029 in an aggregate principal amount of $600,000.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2021 and 2020

The senior notes are guaranteed on a senior unsecured basis by substantially all of the Company's subsidiaries, other than HudBay (BVI) Inc. and certain excluded subsidiaries, which include the Company's subsidiaries that own an interest in the Rosemont project and any newly formed or acquired subsidiaries that primarily hold or may develop non-producing mineral assets that are in the pre-construction phase of development. Hudbay's revolving credit facilities are secured against substantially all of the Company's assets, other than those associated with the Arizona business unit.

(b) Unamortized transaction costs - revolving credit facilities

Balance, January 1, 2020	$6,303
Accretion of transaction costs	(3,062)
Write-down of unamortized transaction costs	(1,502)
Transaction costs	2,281
Balance, December 31, 2020	$4,020
Accretion of transaction costs	(1,511)
Transaction costs	984
Balance, June 30, 2021 [1]	$3,493
[1] Balance, representing deferred transaction costs, is in an asset position.

On August 31, 2020, Hudbay completed a restructuring of its two senior secured credit facilities. The total available credit was reduced from $550,000 to $400,000 and various financial covenants have been amended.

The unamortized transaction costs of $1,502 were expensed upon restructuring of the credit facilities.

As at June 30, 2021, the Peru business unit had $11,470 in letters of credit issued under the Peru revolving credit facility to support its reclamation obligations and the Manitoba business unit had $93,366 in letters of credit issued under the Canada revolving credit facility to support its reclamation and pension obligations. As at June 30, 2021, there were no cash advances under the credit facilities.

Surety bonds

The Arizona business unit had $8,591 in surety bonds issued to support future reclamation and closure obligations. No cash collateral is required to be posted under these surety bonds.

Other letters of credit

The Peru business unit had $88,066 in letters of credit issued with various Peruvian financial institutions to support future reclamation and other operating matters. No cash collateral is required to be posted under these letters of credit.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2021 and 2020

15. Deferred revenue

On August 8, 2012 and November 4, 2013, Hudbay entered into precious metals stream transactions with Wheaton whereby Hudbay has received aggregate deposit payments of $455,100 against delivery of (i) 100% of payable gold and silver from the 777 mine until the end of 2016, and delivery of 50% of payable gold and 100% of payable silver for the remainder of the 777 mine life; and aggregate deposit payments of $429,900 against the delivery of (ii) 100% of payable silver and 50% of payable gold from Peru's production.

In addition to the aggregate deposit payments of $885,000, as gold and silver is delivered under the stream agreements, Hudbay receives cash payments equal to the lesser of (i) the market price and (ii) $400 per ounce (for gold) and $5.90 per ounce (for silver), subject to 1% annual escalation after three years, from the inception of the agreement.

Hudbay recorded the deposits received as deferred revenue and recognizes amounts in revenue as gold and silver are delivered under the stream agreements. Hudbay determines the amortization of deferred revenue to the condensed consolidated interim income statements on a per unit basis using the estimated total number of gold and silver ounces expected to be delivered under the stream agreements over the life of the 777 and Constancia/Pampacancha life-of-mine plans. Hudbay estimates the current portion of deferred revenue based on deliveries anticipated over the next twelve months.

Hudbay has determined that precious metals stream contracts are subject to variable consideration and contain a significant financing component. As such, the Company recognizes a financing charge at each reporting period and will gross up the deferred revenue balance to recognize the significant financing element that is part of these contracts. Hudbay's streaming arrangements are secured against the mining properties and other business unit assets associated with the applicable stream.

Hudbay expects that the remaining performance obligations for the 777 and Peru streams will be settled by the expiry of their respective stream agreements, which is no earlier than 2052.

777 Stream Agreement

For the three and six months ended June 30, 2021, the drawdown rates for the 777 stream agreement for gold and silver were CA$1,578 and CA$30.38 per ounce, respectively (year ended December 31, 2020 - CA$1,589 and CA$30.63 per ounce, respectively).

As part of the streaming agreement for the 777 mine, Hudbay must repay, with precious metals credits, the legal deposit provided by August 1, 2052, the expiry date of the agreement. If the legal deposit is not fully repaid with precious metals credits from 777 production by the expiry date, a cash payment for the remaining amount will be due at the expiry date of the agreement. Given the mineral reserve and resources of the 777 mine and the current mine plan, there is a possibility that an amount of the legal deposit may not be repaid by means of 777 mine's precious metals credits over its expected remaining mine life. As at June 30, 2021, this prepayment amount does not meet the definition of a financial liability. Hudbay incorporates the possibility of repayment as part of its assessment of variable consideration in recognizing the amount of deferred revenue to recognize in income.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2021 and 2020

Peru Stream Agreement

During the second quarter of 2021, an amendment to the Peru gold stream was signed with Wheaton. The amendment eliminates the requirement to deliver 8,020 ounces of gold to Wheaton for not mining four million tonnes of ore from the Pampacancha deposit by June 30, 2021. In consideration for the elimination of this delivery obligation, Hudbay has agreed to increase the fixed gold recoveries that apply to Constancia ore production from 55% to 70% until December 31, 2025, which matches the fixed recovery rate that applies to Pampacancha production. As such, Hudbay revised its estimate of the remaining number of gold ounces expected to be delivered under the Peru streaming arrangement. Based on the nature of the amendment to the streaming agreement, it was determined that this contract modification should be treated as a termination of the existing contract and creation of a new contract. The accounting for such a modification is fully prospective.

As a result of the contract modification, the transaction price has been redetermined  and the discount rate used to compute the significant financing component has been reassessed as of May 1, 2021. Under IFRS 15, the significant financing component is recognized as a financing charge at each reporting period and grosses up the deferred revenue balance to recognize the significant financing element that is inherent in the contract. Discount rates are significantly lower than compared to when the original contract was initiated which has resulted in lower amortized revenues and lower interest accretion expense.

Effective May 1, 2021, the drawdown rate for the Peru stream agreement for gold was $762 per ounce and prior to May 1, 2021 the drawdown rate for Peru gold was $990 per ounce (year ended December 31, 2020 - $976 per ounce). Effective May 1, 2021 the drawdown rate for the Peru stream agreement for silver was $15.64 per ounce and prior to May 1, 2021 the drawdown rate for Peru silver was $21.86 per ounce (year ended December 31, 2020 - $21.52 per ounce).

The following table summarizes changes in deferred revenue:

Balance, January 1, 2020	$563,756
Amortization of deferred revenue
Liability drawdown	(67,263)
Variable consideration adjustments - prior periods	(6,668)
Accretion on streaming arrangements
Current year additions	60,362
Variable consideration adjustments - prior periods	(3,692)
Effects of changes in foreign exchange	189
Balance, December 31, 2020	$546,684
Amortization of deferred revenue
Liability drawdown	(30,714)
Variable consideration adjustments - prior periods	(1,617)
Accretion on streaming arrangements (note 5e)
Current year-to-date additions	25,470
Variable consideration adjustments - prior periods	594
Effects of changes in foreign exchange	1,414
Balance, June 30, 2021	$541,831

Consideration from the Company's stream agreement is considered variable. Gold and silver stream revenue can be subject to cumulative adjustments when the number of ounces to be delivered under the contract changes. As a result of changes in the Company's mineral reserve and resource estimate in the first quarter of 2021, the amortization rate by which deferred revenue is drawn down into income was adjusted and, as required, a current period catch up adjustment is made for all prior period stream revenues since the stream agreement inception date. This variable consideration adjustment resulted in an increase in revenue of $1,617 and an increase of finance expense of $594 for the six months ended June 30, 2021.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2021 and 2020

During the year ended December 31, 2020, the Company recognized an adjustment to gold and silver revenue and finance costs due to a net increase in the Company's mineral reserve and resources estimates coupled with a change to the 777 mine plan. This variable consideration adjustment resulted in an increase in revenue of $6,668 and reversal of finance expense of $3,692 for the year ended December 31, 2020.

Deferred revenue is reflected in the condensed consolidated interim balance sheets as follows:

	Jun. 30, 2021	Dec. 31, 2020
Current	$82,227	$102,782
Non-current	459,604	443,902
	$541,831	$546,684

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2021 and 2020

16. Provisions

Reflected in the condensed consolidated interim balance sheets as follows:

Jun. 30, 2021	Decommissioning, restoration and similar liabilities	Deferred share units	Restricted share units	Performance share units	Other	Total
Current (note 11)	$21,698	$6,879	$3,901	$-	$-	$32,478
Non-current	260,644	-	3,782	3,302	3,804	271,532
	$282,342	$6,879	$7,683	$3,302	$3,804	$304,010

Dec. 31, 2020	Decommissioning, restoration and similar liabilities	Deferred share units	Restricted share units	Performance share units	Other	Total
Current (note 11)	$20,308	$8,719	$4,648	$-	$-	$33,675
Non-current	322,824	-	5,801	2,030	1,144	331,799
	$343,132	$8,719	$10,449	$2,030	$1,144	$365,474

The following table summarizes changes in decommissioning, restoration and similar liabilities:

Balance, December 31, 2020	$343,132
Net reductions in provisions	(3,373)
Disbursements	(9,941)
Effect of change in estimate to inflation rates[1]	(13,988)
Unwinding of discounts (note 5e)	2,027
Effect of change in nominal discount rate	(41,254)
Effect of foreign exchange	5,739
Balance, June 30, 2021	$282,342
[1] Represents changes in estimates of inflation rates applied to expected undiscounted cash flows.

DRO are remeasured at each reporting date to reflect changes in discount rates, exchange rates, and timing and extent of cash outflows which can significantly affect the liabilities. The amount of this provision has been recorded based on estimates and assumptions that management believes are reasonable; however, actual decommissioning and restoration costs may differ from expectations.

During the first quarter of 2021, as a result of volatile discount rates and inflation rates, management re-examined the inflation estimate used to calculate the DRO liability. It was concluded that the implied difference between the nominal bond yield and the corresponding maturity real return bond yield provides a more accurate estimate of the effective inflation rate. As such, since the  first quarter of 2021, the inflation rate estimate used to calculate DRO has been prospectively revised.

As at June 30, 2021, decommissioning, restoration and similar liabilities have been discounted to their present value at nominal rates ranging from 0.09% to 2.09% per annum (December 31, 2020: 0.12% to 1.65%), using pre-tax risk-free interest rates that reflect the estimated maturity of each specific liability.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2021 and 2020

17. Income and mining taxes

(a) Tax recoveries:

The tax expense (recoveries) is applicable as follows:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Current:
Income taxes	$1,916	$687	$2,883	$700
Mining taxes (recoveries)	9,429	-	13,673	(17)
Adjustments in respect of prior years	3	-	3	(349)
	11,348	687	16,559	334
Deferred:
Income tax recoveries - origination, revaluation and/or reversal of temporary differences	6,794	(23,722)	(19,698)	(27,911)
Mining tax expense (recoveries) - origination, revaluation and/or reversal of temporary difference	93	332	4,824	(830)
Adjustments in respect of prior years	(21)	-	7,039	386
	6,866	(23,390)	(7,835)	(28,355)
	$18,214	$(22,703)	$8,724	$(28,021)

Adjustments in respect of prior years refers to amounts changing due to the filing of tax returns and assessments from government authorities as well as any change identified that would result in a difference to our current or deferred tax balances as reported in the prior fiscal year end.

(b) Deferred tax assets and liabilities as represented on the condensed consolidated interim balance sheets:

	Jun. 30, 2021	Dec. 31, 2020
Deferred income tax asset	$122,283	$94,070
Deferred mining tax asset	-	7,829
	122,283	101,899

Deferred income tax liability	(232,769)	(220,568)
Deferred mining tax liability	(12,734)	(8,865)
	(245,503)	(229,433)
Net deferred tax liability balance, end of period	$(123,220)	$(127,534)

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2021 and 2020

(c) Changes in deferred tax assets and liabilities:

	Six months ended Jun. 30, 2021	Year ended Dec. 31, 2020
Net deferred tax liability balance, beginning of year	$(127,534)	$(167,882)
Deferred tax recovery	7,835	43,236
OCI transactions	(686)	(759)
Foreign currency translation on the deferred tax liability	(2,835)	(2,129)
Net deferred tax liability balance, end of period	$(123,220)	$(127,534)

18. Share capital

(a) Preference shares:

Authorized: Unlimited preference shares without par value.

Issued and fully paid: Nil.

(b) Common shares:

Authorized: Unlimited common shares without par value.

Issued and fully paid:

	Six months ended June 30, 2021		Year ended Dec. 31, 2020
	Common shares	Amount	Common shares	Amount
Balance, beginning of year	261,272,151	$1,777,340	261,272,151	$1,777,340
Exercise of options	244,978	1,138	-	-
Balance, end of period	261,517,129	$1,778,478	261,272,151	$1,777,340

During the six months ended June 30, 2021, the Company paid $2,090 in dividends on March 26, 2021 to shareholders of record as of March 9, 2021. During the six months ended June 30, 2020, the Company paid $1,804 in dividends on March 27, 2020 to shareholders of record as of March 10, 2020.

(c) Equity-settled share-based compensation - stock options:

The Company's stock option plan was approved in June 2005 and amended in May 2008 (the "Plan"). Under the amended Plan, the Company may grant to employees, officers, directors or consultants of the Company or its affiliates options to purchase up to a maximum of 13 million common shares of Hudbay. The Company has determined that the appropriate accounting treatment is to classify the stock options as equity settled transactions.

The following is a continuity of the changes in the number of stock options outstanding:

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2021 and 2020

	Number of shares subject to option	Weighted- average exercise price C$
Balance, January 1, 2020	-
Number of units granted during the year	1,581,385	$3.77
Forfeited	(18,196)	$3.76
Balance, December 31, 2020	1,563,189	$3.77
Number of units granted during the period	509,385	$10.42
Exercised	(244,978)	$3.76
Forfeited	(30,040)	$5.47
Balance, June 30, 2021	1,797,556	$5.63

The following table presents the weighted average fair value assumptions used in the Black-Scholes valuation of these options:

For options granted during the six months ended	Jun. 30, 2021
Weighted average share price at grant date (CAD)	$10.42
Risk-free rate	1.015%
Expected dividend yield	0.2%
Expected stock price volatility (based on historical volatility)	60.5%
Expected life of option since grant date (months)	84
Weighted average per share fair value of stock options granted (CAD)	$6.06

Stock options outstanding and exercisable as at June 30, 2021:

Range of exercise prices C$	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price C$	Number of options exercisable
$3.76 - $3.84	1,169,814	5.7	3.76	232,287

$3.85 - $7.17	126,076	5.7	3.92	42,024

$7.18 - $10.42	501,666	6.7	10.42	-

Hudbay estimates expected life of options and expected volatility based on historical data, which may differ from actual outcomes.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2021 and 2020

19. Earnings per share

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Basic and diluted weighted average common shares outstanding	261,452,295	261,272,151	261,387,047	261,272,151

The determination of the diluted weighted-average number of common shares excludes the impact of 501,666 weighted-average stock options outstanding that were anti-dilutive for the three and six months ended June 30, 2021 (three and six months ended June 30, 2020 - 1,581,385).

For periods where Hudbay records a loss, Hudbay calculates diluted loss per share using the basic weighted average number of shares. If the diluted weighted average number of shares were used, the result would be a reduction in the loss, which would be anti-dilutive. For the three and six months ended June 30, 2021 and 2020, Hudbay calculated diluted loss per share using 261,452,295 and 261,387,047 common shares, respectively.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2021 and 2020

20. Financial instruments

(a) Fair value and carrying value of financial instruments:

The following presents the fair value ("FV") and carrying value ("CV") of Hudbay's financial instruments and non-financial derivatives:

	Jun. 30, 2021		Dec. 31, 2020
	FV	CV	FV	CV
Financial assets at amortized cost
Cash and cash equivalents [1]	$294,287	$294,287	$439,135	$439,135
Restricted cash[1]	337	337	337	337
Fair value through profit or loss
Trade and other receivables 1, [2,3]	154,822	154,822	114,381	114,381
Non-hedge derivative assets [4]	18,161	18,161	2,736	2,736
Investments [5]	11,117	11,117	15,669	15,669
Total financial assets	478,724	478,724	572,258	572,258
Financial liabilities at amortized cost
Trade and other payables1, [2]	191,947	191,947	209,413	209,413
Deferred Rosemont acquisition consideration [8]	26,729	26,729	25,961	25,961
Other financial liabilities [6]	35,807	37,005	41,912	40,787
Senior unsecured notes [7]	1,241,658	1,184,688	1,277,124	1,139,695
Fair value through profit or loss
Gold prepayment liability [9]	132,622	132,622	137,031	137,031
Non-hedge derivative liabilities [4]	11,310	11,310	15,312	15,312
Total financial liabilities	1,640,073	1,584,301	1,706,753	1,568,199
Net financial liability	$(1,161,349)	$(1,105,577)	$(1,134,495)	$(995,941)
[1] Cash and cash equivalents, restricted cash, trade and other receivables and trade and other payables are recorded at carrying value, which approximates fair value due to their short-term nature and generally negligible credit losses.
[2] Excludes tax and other statutory amounts.
[3] Trade and other receivables contain receivables including provisionally priced receivables classified as FVTPL and various other items at amortized cost. The fair value of provisionally priced receivables is determined using forward metals prices which is a level 2 valuation method.
[4] Derivatives are carried at their fair value, which is determined based on internal valuation models that reflect observable forward market commodity prices, currency exchange rates, and discount factors based on market US dollar interest rates adjusted for credit risk.
[5] All investments are carried at their fair value, which is determined using quoted market bid prices in active markets for listed shares.
[6] These financial liabilities relate to agreements with communities near the Constancia project in Peru (note 12). Fair values have been determined using a discounted cash flow analysis based on expected cash flows and a credit adjusted discount rate.
[7] Fair value of the senior unsecured notes (note 14) has been determined using the quoted market price at the period end. Fair value incorporates the fair value of the prepayment option embedded derivative. The carrying value of this embedded derivative is at FVTPL (2021: nil; 2020: $49,754) and has been determined using a binomial tree/lattice approach based on the Hull-White single factor interest rate term structure model.
[8] Discounted value based on a risk adjusted discount rate.
[9] The gold prepayment liability (note 12) is designated as fair value through profit or loss under the fair value option. Gains and losses related to the Company's own credit risk have been recorded at fair value through other comprehensive income. The fair value adjustment recorded in other comprehensive income for the six months ended June 30, 2021 was a loss of $2,184 (year ended December 31, 2020 was a loss of $1,885).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2021 and 2020

Fair value hierarchy

The table below provides an analysis by valuation method of financial instruments that are measured at fair value subsequent to recognition. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

- Level 1: Quoted prices in active markets for identical assets or liabilities;

- Level 2: Valuation techniques use significant observable inputs, either directly or indirectly, or valuations are based on quoted prices for similar instruments; and,

- Level 3: Valuation techniques use significant inputs that are not based on observable market data.

June 30, 2021	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Non-hedge derivatives	$-	$18,161	$-	$18,161
Investments	11,117	-	-	11,117
	$11,117	$18,161	$-	$29,278
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Non-hedge derivatives	$-	$11,310	$-	$11,310
Gold prepayment liability	-	132,622	-	132,622
Financial liabilities at amortized cost:
Other financial liabilities	-	-	35,807	35,807
Senior unsecured notes	1,241,658	-	-	1,241,658
	$1,241,658	$143,932	$35,807	$1,421,397

December 31, 2020	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Non-hedge derivatives	$-	$2,736	$-	$2,736
Investments	15,669	-	-	15,669
	$15,669	$2,736	$-	$18,405
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Non-hedge derivatives	$-	$15,312	$-	$15,312
Gold prepayment liability	-	137,031	-	137,031
Financial liabilities at amortized cost:
Other financial liabilities	-	-	41,912	41,912
Senior unsecured notes	1,277,124	-	-	1,277,124
	$1,277,124	$152,343	$41,912	$1,471,379

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2021 and 2020

The Company's policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the six months ended June 30, 2021 and year ended December 31, 2020, Hudbay did not make any such transfers.

(b) Derivatives and hedging:

Copper fixed for floating swaps

Hudbay enters into copper fixed for floating swaps in order to manage the risk associated with provisional pricing terms in copper concentrate sales agreements. As at June 30, 2021, Hudbay had 56.4 million pounds of net copper swaps outstanding at an effective average price of $4.36/lb and settling across July to October 2021. As at December 31, 2020, Hudbay had 43.4 million pounds of net copper swaps outstanding at an effective average price of $3.22/lb and settling across January to April 2021. The aggregate fair value of the transactions at June 30, 2021 was an asset of $6,349  (December 31, 2020 - a liability position of $13,198).

Transactions involving derivatives are with large multi-national financial institutions that Hudbay believes to be credit worthy.

Non-hedge derivative zinc contracts

Hudbay enters into future dated fixed price sales contracts with zinc customers and, to ensure that the Company continues to receive a floating or unhedged realized zinc price, Hudbay enters into forward zinc purchase contracts that effectively offset the fixed price sales contracts. At June 30, 2021, Hudbay held contracts for forward zinc purchased of 4.1 million pounds (December 31, 2020 - 3.5 million pounds) that related to forward customer sales of zinc. Prices range from $1.09/lb to $1.37 /lb (December 31, 2020 - $0.87/lb to $1.30/lb) and settlement dates extend to December 2021. The aggregate fair value of the transactions at June 30, 2021 was a net asset position of $502  (December 31, 2020 - a net asset position of $622).

(c) Provisionally priced receivables

Changes in fair value of provisionally priced receivables

Hudbay records changes in fair value of provisionally priced receivables related to provisional pricing in concentrate purchase, concentrate sale and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period after title transfers based on quoted market prices during the quotation period specified in the contract. The period between provisional pricing and final pricing is typically up to three months.

Changes in fair value of provisionally priced receivables are presented in trade and other receivables when they relate to sales contracts and in trade and other payables when they relate to purchase contracts. At each reporting date, provisionally priced metals are marked-to-market based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in revenue for sales contracts and in inventory or cost of sales for purchase concentrate contracts. Cash flows related to changes in fair value of provisionally priced receivables are classified in operating activities.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2021 and 2020

As at June 30, 2021 and December 31, 2020, Hudbay's net position consisted of contracts awaiting final pricing which are as indicated below:

Metal in concentrate		Sales awaiting final pricing		Average YTD price ($/unit)
	Unit	Jun. 30, 2021	Dec. 31, 2020	Jun. 30, 2021	Dec. 31, 2020
Copper	pounds (in thousands)	57,336	47,901	4.26	3.52
Gold	oz	19,391	18,106	1,771	1,894
Silver	oz	85,881	123,380	26.17	26.35

The aggregate changes in fair value of provisionally priced receivables within the copper and zinc concentrate sales contracts at June 30, 2021, was a liability position of $6,338 (December 31, 2020 - an asset position of $21,295).

(d) Embedded derivatives

Prepayment option embedded derivative

The senior unsecured notes (note 14) contain prepayment options, which represent embedded derivatives that may require bifurcation from the host contract. When bifurcation is required,  the embedded derivatives  are measured at fair value, with changes in the fair value being recognized as change in fair value of financial instruments on the income statement (note 5e). Neither the 2026 Notes nor the 2029 Notes contain embedded derivatives that require bifurcation from the host contract. The fair value of the embedded derivative at June 30, 2021 was nil (December 31, 2020 - $49,754).

(e) Other financial liabilities

Gold prepayment liability

The gold prepayment liability (note 12) requires settlement by physical delivery of gold ounces or equivalent gold credits. The fair value of the financial liability at June 30, 2021 was a liability of $132,622 (December 31, 2020 - $137,031).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2021 and 2020

21. Commitments and contingencies

Capital commitments

As at June 30, 2021, Hudbay had outstanding capital commitments in Canada of approximately $50,498 of which $50,362 can be terminated, approximately $41,664 in Peru, all of which can be terminated, and approximately $179,226 in Arizona, primarily related to the Rosemont project, of which approximately $88,882 can be terminated by Hudbay.

22. Supplementary cash flow information

(a) Other cash (used in) generated from operating activities

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Loss (gain) on disposal of property, plant & equipment (note 5d)	$7	$457	$(296)	$2,857
Closure cost adjustment - non-producing properties (note 5d)	(525)	199	(5,024)	1,044
Share based compensation paid	-	-	(6,626)	(2,981)
Pampacancha delivery obligation paid	-	(2,726)	-	(4,927)
Other	(340)	420	278	1,328
	$(858)	$(1,650)	$(11,668)	$(2,679)

(b) Change in non-cash working capital:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Change in:
Trade and other receivables	$(7,664)	$(18,821)	$(22,614)	$(5,735)
Other financial assets/liabilities	(19,609)	21,705	(19,419)	(1,153)
Inventories	7,227	(515)	(14,262)	(7,799)
Prepaid expenses	6,703	1,400	6,307	2,362
Trade and other payables	(1,969)	(5,492)	(22,767)	(22,327)
Provisions and other liabilities	(21,096)	3,634	(2,512)	3,698
	$(36,408)	$1,911	$(75,267)	$(30,954)

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2021 and 2020

(c) Non-cash transactions:

During the six months ended June 30, 2021 and 2020, Hudbay entered into the following non-cash investing and financing activities which are not reflected in the condensed consolidated interim statements of cash flows:

- Remeasurement of Hudbay's decommissioning and restoration liabilities for the six months ended June 30, 2021 led to a net decrease in related property, plant and equipment assets of $53,465 (six months ended June 30, 2020 - a net increase of $58,449) mostly related to changes in discount rates associated with remeasurement of the liabilities.

- Property, plant and equipment included $22,681 (six months ended June 30, 2020 - $7,067) of capital additions related to the recognition of ROU assets and $19,945 of capital additions related to agreements with communities (six months ended June 30, 2020 - $85,630).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2021 and 2020

23. Segmented information

Corporate and other activities include the Company's exploration activities in Chile, Canada and the State of Nevada. These exploration entities are not individually significant, as they do not meet the minimum quantitative thresholds for standalone segment disclosure. Corporate and other activities are not considered a segment and are included as a reconciliation to total consolidated results.

Three months ended June 30, 2021
	Manitoba	Peru	Arizona	Corporate and other activities	Total
Revenue from external customers	$197,312	$206,930	$-	$-	$404,242
Cost of sales
Mine operating costs	123,499	99,256	-	-	222,755
Depreciation and amortization	46,595	52,710	-	-	99,305
Gross profit	27,218	54,964	-	-	82,182
Selling and administrative expenses	-	-	-	10,055	10,055
Exploration and evaluation	1,327	3,150	7,889	205	12,571
Other expenses (income)	102	1,281	(278)	(79)	1,026
Results from operating activities	$25,789	$50,533	$(7,611)	$(10,181)	$58,530
Net interest expense on long term debt					17,305
Accretion on streaming arrangements					10,536
Change in fair value of financial instruments					8,566
Other net finance costs					7,304
Profit before tax					14,819
Tax expense					18,214
Loss for the period					$(3,395)

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2021 and 2020

Three months ended June 30, 2020
	Manitoba	Peru	Arizona	Corporate and other activities	Total
Revenue from external customers	$155,280	$53,633	$-	$-	$208,913
Cost of sales
Mine operating costs	99,238	41,522	-	-	140,760
Depreciation and amortization	47,655	33,152	-	-	80,807
Gross profit (loss)	8,387	(21,041)	-	-	(12,654)
Selling and administrative expenses	-	-	-	10,713	10,713
Exploration and evaluation	1,148	972	-	72	2,192
Other (income) expenses	(703)	1,515	48	416	1,276
Results from operating activities	$7,942	$(23,528)	$(48)	$(11,201)	$(26,835)
Net interest expense on long term debt					19,729
Accretion on streaming arrangements					15,732
Change in fair value of financial instruments					4,656
Other net finance costs					7,652
Loss before tax					(74,604)
Tax recovery					(22,703)
Loss for the period					$(51,901)

Six months ended June 30, 2021
	Manitoba	Peru	Arizona	Corporate and other activities	Total
Revenue from external customers	$375,268	$342,598	$-	$-	$717,866
Cost of sales
Mine operating costs	224,077	177,109	-	-	401,186
Depreciation and amortization	88,842	93,145	-	-	181,987
Gross profit	62,349	72,344	-	-	134,693
Selling and administrative expenses	-	-	-	19,999	19,999
Exploration and evaluation	3,385	4,021	12,272	(54)	19,624
Other (income) expenses	(4,549)	2,357	(224)	95	(2,321)
Results from operating activities	$63,513	$65,966	$(12,048)	$(20,040)	$97,391
Net interest expense on long term debt					38,538
Accretion on streaming arrangements					26,064
Change in fair value of financial instruments					47,573
Other net finance costs					39,989
Loss before tax					(54,773)
Tax expense					8,724
Loss for the period					$(63,497)

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2021 and 2020

Six months ended June 30, 2020
	Manitoba	Peru	Arizona	Corporate and other activities	Total
Revenue from external customers	$279,113	$174,907	$-	$-	$454,020
Cost of sales
Mine operating costs	193,082	128,337	-	-	321,419
Depreciation and amortization	86,852	80,394	-	-	167,246
Gross loss	(821)	(33,824)	-	-	(34,645)
Selling and administrative expenses	-	-	-	15,816	15,816
Exploration and evaluation	4,994	2,716	-	255	7,965
Other expenses	2,675	2,979	158	956	6,768
Results from operating activities	$(8,490)	$(39,519)	$(158)	$(17,027)	$(65,194)
Net interest expense on long term debt					39,364
Accretion on streaming arrangements					32,031
Change in fair value of financial instruments					10,900
Other net finance costs					8,567
Loss before tax					(156,056)
Tax recovery					(28,021)
Loss for the period					$(128,035)

June 30, 2021
	Manitoba	Peru	Arizona	Corporate and other activities	Total
Total assets	$809,964	$2,610,359	$729,504	$438,000	$4,587,827
Total liabilities	503,684	976,400	77,176	1,371,643	2,928,903
Property, plant and equipment[1]	714,811	2,260,104	717,835	42,798	3,735,548
[1] Included in Corporate and other activities are $27.5 million of property, plant and equipment that is located in Nevada.

December 31, 2020
	Manitoba	Peru	Arizona	Corporate and other activities	Total
Total assets	$801,691	$2,535,939	$718,982	$610,033	$4,666,645
Total liabilities	562,013	976,756	76,926	1,354,144	2,966,839
Property, plant and equipment[1]	699,884	2,290,097	709,939	31,735	3,731,655
[1] Included in Corporate and other activities are $27.5 million of property, plant and equipment that is located in Nevada.